Dodie Kent

Lead Director & Associate General Counsel

212-314-3970 (Tel.)

212-707-1791 (Fax)

April 16, 2013

VIA FACSIMILE AND OVERNIGHT MAIL

Ms. Alison White

United States Securities and Exchange Commission

Office of Insurance Products

Division of Investment Management

Mail Stop 8629

Washington, DC 20549-8629

Re:	AXA Equitable Life Insurance Company

Initial Registration Statement on Form S-3

File No. 333-186796

Dear Ms. White:

We are responding to the staff’s oral comments with regard to the S-3 registration statement filed by AXA Equitable (the “Company”) on February 22, 2013, which were provided to me on April 16, 2013. We previously responded to staff comments on April 8, 2013 and April 15, 2013, via correspondence filings. We would be grateful if you could clear these comments as soon as possible so that we can meet the Company’s prospectus print date on April 17th.

1.	Commodity Indices, page 31

Please revise the description of these indices for plain English.

Response:

We have replaced the description of the commodity indices in its entirety with the following text:

“ Gold Index. The Gold Index measures the performance of the price of gold. The gold price referenced by the Gold Index is the “London Gold Market Fixing Ltd – LBMA PM Fixing Price/USD”, a benchmark price per ounce in U.S. Dollars fixed daily at 3 P.M. London Time by The London Gold Market Fixing Ltd. (“London Gold Fixing”). Visit www.lbma.org.uk to see the current gold price set by London Gold Fixing and to access daily price data going back to 1968 (select Statistics | Historical Statistics | Gold Fixings).

Oil Index. The Oil Index measures the performance of the price of crude oil. The oil price referenced by the Oil Index is the price of the “NYMEX West Texas Intermediate Crude Oil Generic Front-Month Futures” contract (the “WTI Contract”), a benchmark contract price in U.S. Dollars for a barrel of West Texas Intermediate crude oil. The Oil Index uses the daily closing price of the WTI Contract on the New York Mercantile Exchange. Visit www.cmegroup.com/trading/energy/crude-oil/light-sweet-crude-cash-settled.html to see the current WTI Contract price and to access historical price information (click the Charts link associated with a particular contract). ”

Please contact Dodie Kent at (212) 314-3970 or Christopher Palmer, Esq. of Goodwin Procter LLP at (202) 346-4253 if you have any questions or comments.

Very truly yours,

/s/ Dodie Kent

Dodie Kent

cc: Christopher E. Palmer, Esq.

AXA Equitable Life Insurance Company

1290 Avenue of the Americas, New York, NY 10104